SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2001

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers:
Philip Morris Companies Inc. 1-8940
Kraft Foods Inc. 1-16483

Nabisco, Inc. Capital Investment Plan

(Full title of the plan)

PHILIP MORRIS COMPANIES INC.

120 Park Avenue
New York, New York 10017

KRAFT FOODS INC.

Three Lakes Drive
Northfield, Illinois 60093

(Name of issuers of the securities held pursuant to the plan and addresses of their principal executive offices.)

NABISCO, INC. CAPITAL INVESTMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Compensation and Governance Committee of Kraft Foods Inc., the Nabisco Employee Benefits Committee and all Participants as a group (but not individually) of the Nabisco, Inc. Capital Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nabisco, Inc. Capital Investment Plan (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended December 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
June 21, 2002

NABISCO, INC. CAPITAL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
at December 30, 2001 and 2000
(in thousands of dollars)

	2001	2000
ASSETS:		
Allocated share of Trust net assets	$ 896,055	$ 941,832
Employer contributions receivable	443	438
Employee contributions receivable	1,525	1,536
Total assets	898,023	943,806
LIABILITIES:		
General and administrative expenses payable	14	208
Total liabilities	14	208
NET ASSETS	$ 898,009	$ 943,598

The accompanying notes are an integral part of these financial statements.

NABISCO, INC. CAPITAL INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
for the years ended December 30, 2001 and 2000
(in thousands of dollars)

	2001	2000
ADDITIONS:		
Employer contributions	$ 13,286	$ 13,561
Employee contributions	45,498	49,390
Allocated share of Trust investment activities:		
Interest and dividend income	13,156	25,307
Net (depreciation) appreciation in fair value of investments	(51,367)	22,574
	(38,211)	47,881
Total additions	20,573	110,832
DEDUCTIONS:		
Distributions and withdrawals	(81,331)	(108,505)
General and administrative expenses	(2,938)	(2,707)
Total deductions	(84,269)	(111,212)
Net transfers to (from) the Plan	18,107	(210)
Net deductions	(45,589)	(590)
NET ASSETS:		
Beginning of year	943,598	944,188
End of year	$ 898,009	$ 943,598

The accompanying notes are an integral part of these financial statements.

1. General Description of the Plan:

The Nabisco, Inc. Capital Investment Plan (the "Plan") is a defined contribution plan for certain eligible salaried employees of Kraft Foods North America, Inc. ("Kraft Foods") who are members of the Nabisco Biscuit and Snacks Group of Kraft Foods and who are not eligible to participate in the Kraft Foods Thrift Plan. The Plan is designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods (the "Kraft Foods Matching Contribution") by making such investment. Effective December 11, 2000, Nabisco, Inc. became a wholly-owned subsidiary of Kraft Foods. On July 29, 2001, Nabisco, Inc. was merged with and into Kraft Foods and was renamed the Nabisco Biscuit and Snacks Group of Kraft Foods. Kraft Foods is a wholly-owned subsidiary of Kraft Foods Inc., which, in turn, is a subsidiary of Philip Morris Companies Inc. (the "Company").

In general, eligible salaried employees are immediately eligible to make pre-tax and/or after-tax contributions to the Plan. Eligible employees who make pre-tax contributions are eligible to receive Kraft Foods Matching Contributions (see Note 3). The provisions of the Plan are detailed in the official Plan document that legally governs the operation of the Plan.

The administration of the Plan has generally been delegated to the Nabisco Employee Benefits Committee (the "Committee") comprised of employees of Kraft Foods. The Committee has the authority to appoint a Benefits Administration Committee to handle certain Plan administration matters. Prior to February 28, 2001, the Nabisco Pension Investment Committee (the "PIC") was responsible for the approval of investment guidelines and the appointment and removal of investment managers. Effective February 28, 2001, the Board of Directors of Nabisco, Inc. delegated the responsibilities of the PIC to the Corporate Employee Plans Investment Committee of the Company. Effective October 25, 2001, the Board of Directors of Kraft Foods appointed the Compensation and Governance Committee of Kraft Foods Inc. (the "Investment Committee") as the named fiduciary responsible for those matters formerly delegated to the Corporate Employee Plans Investment Committee of the Company and the PIC. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

The assets of the Plan (except for the assets of the Philip Morris Stock Fund and the Kraft Foods Stock Fund) are co-invested with the assets of the Nabisco, Inc. Employee Savings Plan in a commingled investment fund for which Fidelity Management Trust Company ("Fidelity") serves as trustee. From December 6, 2000 to November 1, 2001, Fidelity served as sole trustee of all of the assets of the Plan. Prior to December 6, 2000, Wachovia Bank, N.A. served as the sole trustee. Effective November 1, 2001 (the inception of the offering of the Philip Morris Stock Fund and the Kraft Foods Stock Fund), the assets of the Plan that are invested in the Philip Morris Stock Fund and the Kraft Foods Stock Fund are co-invested with the assets of the Nabisco, Inc. Employee Savings Plan in a commingled investment fund for which Bankers Trust Company ("Bankers Trust") serves as trustee. The aggregate of the commingled investment funds for which Fidelity and Bankers Trust serve as trustees is hereinafter referred to as the Nabisco, Inc. Defined Contribution Master Trust (the "Trust").

Participants have the option of investing their Plan Accounts (see Note 4) in one percent increments in the following 11 funds. The Franklin Mid-Small Cap Growth Fund 1 - Class A, Fidelity Growth Company Fund and Janus Overseas Fund were first offered as investment options on December 15, 2000. The Philip Morris Stock Fund and the Kraft Foods Stock Fund were first offered as investment options on November 1, 2001.

INTEREST INCOME FUND - This fund is intended to preserve the principal investment while earning interest income. This fund is invested primarily in a diversified portfolio of investment contracts issued by insurance companies and banks, and pools of mortgage-backed and asset-backed securities. A small portion of the fund is invested in short-term fixed-income securities to provide daily liquidity.

TOTAL STOCK MARKET FUND - This fund is intended to parallel the performance of the Wilshire 5000 Total Market Index ("Wilshire 5000"). Effective June 22, 2000, this fund is invested primarily in the State Street SSGA U.S. Total Market Index Securities Lending Fund which invests in the same securities with the same capitalization weightings as the Wilshire 5000. Prior to June 22, 2000, this fund was invested primarily in the Vanguard Total Stock Market Index Fund.

TOTAL INTERNATIONAL FUND - (Also referred to as the Spartan International Index Fund). This fund seeks to provide investment results that correspond to the total return of foreign stock markets. Effective June 22, 2000, this fund is invested in the Spartan International Index Fund which invests primarily in common stocks of companies located in foreign countries (excluding the U.S. and Canada). The Spartan International Index Fund invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index. Prior to June 22, 2000, this fund was invested in the Vanguard Total International Stock Index Fund.

CONSERVATIVE GROWTH FUND - (Also referred to as the Fidelity Asset Manager: Income fund). This fund is an asset allocation fund which offers a blend of stocks, bonds and short-term investments. Effective June 22, 2000, this fund is invested in the Fidelity Asset Manager: Income fund which invests in a combination of Fidelity funds to achieve a target mix of 20% stocks, 50% bonds and 30% short-term/money market investments. Prior to June 22, 2000, this fund was invested in the Vanguard LifeStrategy Conservative Growth Fund.

MODERATE GROWTH FUND - (Also referred to as the Fidelity Asset Manager fund). This fund is an asset allocation fund which offers a blend of stocks, bonds and short-term investments. Effective June 22, 2000, this fund is invested in the Fidelity Asset Manager fund which invests in a combination of Fidelity funds to achieve a target mix of 50% stocks, 40% bonds and 10% short-term/money market investments. Prior to June 22, 2000, this fund was invested primarily in the Vanguard LifeStrategy Moderate Growth Fund.

GROWTH FUND - (Also referred to as the Fidelity Asset Manager: Growth fund). This fund is an asset allocation fund which offers a blend of stocks, bonds and short-term investments. Effective June 22, 2000, this fund is invested in the Fidelity Asset Manager: Growth fund which invests in a combination of Fidelity funds to achieve a target mix of 70% stocks, 25% bonds and 5% short-term/money market investments. Prior to June 22, 2000, this fund was invested primarily in the Vanguard LifeStrategy Growth Fund.

FRANKLIN MID-SMALL CAP GROWTH FUND 1 - CLASS A - This fund (formerly known as the Franklin Small Cap Growth Fund 1 - Class A) seeks to increase the value of an investment over the long term through capital growth. This fund invests primarily in equity securities of companies with market capitalizations of less than $8.5 billion at the time of investment. This fund may also invest a portion of its assets in foreign securities, including those of developing markets.

FIDELITY GROWTH COMPANY FUND - This fund seeks to provide capital appreciation. This fund invests primarily in common stocks of companies believed to have above-average growth potential. This fund may invest in securities of companies of different sizes or market positions, and in both domestic and foreign issuers.

JANUS OVERSEAS FUND - This fund seeks to increase the value of an investment over the long term through capital growth. This fund invests primarily in common stocks of foreign companies. This fund may invest on a worldwide basis, in companies and organizations of any size. This fund normally invests in issuers from at least five different countries; however, it may at times invest in fewer than five countries or even in a single country.

PHILIP MORRIS STOCK FUND - This fund is invested primarily in the common stock of the Company ("Philip Morris Common Stock").

KRAFT FOODS STOCK FUND - This fund is invested primarily in the Class A common stock of Kraft Foods Inc. ("Kraft Foods Common Stock").

The following three fund options were eliminated: Nabisco Group Holdings Common Stock Fund (eliminated December 11, 2000); Nabisco Common Stock Fund (eliminated December 11, 2000); and RJR Common Stock Fund (eliminated February 1, 2000). Upon termination of each fund, the proceeds were transferred to the Conservative Growth Fund at which time participants had the option of reallocating their Plan Accounts formerly invested in the terminated funds among the remaining funds.

None of the foregoing funds guarantees a return to the participant. Participants normally can change their investment elections on any business day (see Note 4).

Each participant may vote all the shares of Philip Morris Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund and may vote all the shares of Kraft Foods Common Stock held in his or her Plan Accounts and invested in the Kraft Foods Stock Fund. Bankers Trust will vote full and fractional shares of Philip Morris Common Stock and Kraft Foods Common Stock in accordance with each individual participant's instructions. Bankers Trust votes those shares of Philip Morris Common Stock and Kraft Foods Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 30, 2001 and 2000, there were 11,382 and 11,275 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,	
	2001	2000
Interest Income Fund	6,723	6,673
Total Stock Market Fund	6,386	6,950
Total International Fund	2,159	2,323
Conservative Growth Fund	6,695	7,213
Moderate Growth Fund	3,321	3,239
Growth Fund	4,274	4,224
Franklin Mid-Small Cap Growth Fund 1 - Class A	877	288
Fidelity Growth Company Fund	1,205	329
Janus Overseas Fund	638	166
Philip Morris Stock Fund	320	N/A
Kraft Foods Stock Fund	399	N/A

Each participant is at all times fully vested in the balance held in his or her Basic Contributions, Supplemental Pre-Tax, Supplemental After-Tax, Rollover Contributions and After-Tax Basic Contributions Accounts (see Note 4). A participant shall be fully vested in the balance in his or her Kraft Foods Matching Contributions Account upon the earliest of: two years of employment after a participant's first contribution; the completion of five years of service or attainment of age 65; a termination of employment due to retirement, job elimination (as defined by the Plan), disability or death; or a termination of the Plan or discontinuance of Kraft Foods Matching Contributions to the Plan.

Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires the Fiduciaries to use estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Valuation of Trust Investments:

Investments in common trust funds are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common trust funds.

Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgage-backed and asset-backed securities and other investments at December 30, 2001 and 2000 approximates contract value. The average yield of the Interest Income Fund for the years ended December 30, 2001 and 2000 was approximately six percent and seven percent, respectively. The crediting interest rate of the Interest Income Fund at December 30, 2001 and 2000 was approximately six percent and seven percent, respectively. The crediting interest rate for the investment contracts is either agreed-to in advance with the contract issuer or varies based on an agreed-to formula, but cannot be less than zero. The crediting interest rate for the pools of mortgage-backed and asset-backed securities and other investments is reset periodically by the contract issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by Fidelity or Bankers Trust from quoted market prices. Equity securities, including Philip Morris Common Stock and Kraft Foods Common Stock, which represent approximately .5% and .6%, respectively, of the total Trust investments at December 30, 2001, are subject to significant market fluctuations.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end.

3. Contributions:

No contribution is required from any eligible employee under the Plan. Employees may make pre-tax contributions through payroll deductions of up to 16% of compensation (as defined in the Plan). An employee who does not affirmatively make an application to participate in the Plan is deemed to have authorized pre-tax contributions to the Plan equal to 3% of compensation. The Plan allows participants to make after-tax contributions up to 16% of compensation, either in lieu of or in combination with, pre-tax contributions. The combined percentage of compensation for pre-tax and/or after-tax contributions is a minimum of 1% and a maximum of 16%. Kraft Foods Matching Contributions equal 50% of each participant's pre-tax contributions not in excess of 4% or 6% of compensation (depending on the participant's location). Pre-tax contributions in excess of 6% of compensation and contributions made on an after-tax basis are not eligible for Kraft Foods Matching Contributions.

The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of pre-tax contributions for a calendar year. For 2001 and 2000, a participant's pre-tax contribution was limited to $10,500.

Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. Valuation of Participant Accounts:

A third-party recordkeeper affiliated with Fidelity and retained by the Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust as follows:

Account	Source
Kraft Foods Matching Contributions Account	Kraft Foods Matching Contributions
Basic Contributions Account	Pre-tax contributions not in excess of six percent of compensation
Supplemental Pre-Tax Account	Pre-tax contributions in excess of six percent of compensation
Supplemental After-Tax Account	After-tax contributions
Rollover Contributions Account	Amounts transferred, directly or indirectly, from another plan qualified under Section 401(a) of the Code
After-Tax Basic Contributions Account	After-tax contributions made to predecessor plan
Loan Account	Outstanding loans obtained from the Plan

Each business day Fidelity determines the current fair value of each of the investment funds in the Trust (described in Note 1) for which it serves as trustee and Bankers Trust determines the current fair value of the Philip Morris Stock Fund and the Kraft Foods Stock Fund. The third-party recordkeeper retained by the Committee determines the current fair value of each participant's share in the Trust with respect to their Kraft Foods Matching Contributions, Basic Contributions, Supplemental Pre-Tax, Supplemental After-Tax, Rollover Contributions and After-Tax Basic Contributions Accounts on the basis of their proportionate share in each investment fund. However, the fair value of each participant's share in the Trust may not be determined as of any business day if unforeseen circumstances makes such determination impractical or not in the best interest of Plan participants.

The following rules have been adopted by the Committee in connection with the valuation of the Philip Morris Stock Fund and the Kraft Foods Stock Fund. If trading in Philip Morris Common Stock or Kraft Foods Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, Bankers Trust will use the composite price of the respective Common Stock as listed in *The Wall Street Journal* on the next business day. Bankers Trust will use a weighted average sale price method for valuing the portion of participants' Plan Accounts transferred from the Philip Morris Stock Fund or the Kraft Foods Stock Fund if using the closing price or composite price of Philip Morris Common Stock or Kraft Foods Common Stock results in a value of the respective Stock Fund which is at least one-tenth of one percent (0.1%) less than the value using the weighted average sale price method. The weighted average sale price method uses the average of all of the prices for which Philip Morris Common Stock or Kraft Foods Common Stock is sold over one or more business days as determined by Bankers Trust.

5. Withdrawals and Distributions:

Participants may make in-service withdrawals under limited circumstances in accordance with the provisions outlined in the Plan.

Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan Accounts. Normally, distributions are made within two weeks after a distribution request is made.

In the event the Plan is terminated, distributions will be made in accordance with the then current value of participants' Plan Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

Participants may apply to the Committee to borrow vested funds from their Plan Accounts in accordance with the provisions outlined in the Plan.

A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Plan Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's investment authorization in effect at the time of repayment. Participants' loans are carried at the original principal amount less principal repayments.

7. Investments Held by the Trust:

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 30, 2001 and 2000 were as follows:

	2001	2000
Trust	82%	85%
Interest Income Fund	83%	87%
Total Stock Market Fund	82%	84%
Total International Fund	81%	86%
Conservative Growth Fund	83%	86%
Moderate Growth Fund	82%	87%
Growth Fund	78%	86%
Franklin Mid-Small Cap Growth Fund 1 - Class A	84%	91%
Fidelity Growth Company Fund	87%	94%
Janus Overseas Fund	90%	96%
Philip Morris Stock Fund	86%	N/A
Kraft Foods Stock Fund	83%	N/A
Loan Fund	55%	56%

At December 30, 2001 and 2000, the financial position of the Trust was as follows (in thousands of dollars):

	2001	2000
Assets:		
Investments at fair value:		
Interest Income Fund:		
Investment contracts (at contract value)	$ 256,393	$ 189,862
Bond investment funds	75,056	58,628
Short-term temporary investments	4,618	11,316
Total Stock Market Fund:		
Equity investment funds	317,352	389,234
Total International Fund:		
Equity investment funds	20,914	26,558
Conservative Growth Fund:		
Equity investment funds	156,220	228,391
Moderate Growth Fund:		
Equity investment funds	70,002	67,548
Growth Fund:		
Equity investment funds	95,258	82,766
Franklin Mid-Small Cap Growth Fund 1 - Class A:		
Equity investment funds	18,694	11,230
Fidelity Growth Company Fund:		
Equity investment funds	37,473	14,817
Janus Overseas Fund:		
Equity investment funds	7,079	3,350
Philip Morris Stock Fund:		
Common stock	5,650	-
Kraft Foods Stock Fund:		
Common stock	6,705	-
Other investments:		
Loan Fund:		
Loans to participants	24,355	21,461
Total investments	1,095,769	1,105,161
Net assets	$1,095,769	$1,105,161

The changes in the Trust net assets for the years ended December 30, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Additions:		
Employer contributions	$ 17,690	$ 16,769
Employee contributions	66,703	67,301
Investment activities:		
Interest and dividends	14,369	27,968
Interest on participant loans	2,112	1,663
Net (depreciation) appreciation in fair value of investments	(60,828)	26,399
Net investment activities	(44,347)	56,030
Deductions:		
Distributions and withdrawals	(97,220)	(126,700)
General and administrative expenses	(3,877)	(3,594)
Net transfers to (from) the Trust	51,659	(46)
(Decrease) increase in Trust net assets	(9,392)	9,760
Net assets:		
Beginning of year	1,105,161	1,095,401
End of year	$1,095,769	$1,105,161

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 30, 2001 and 2000 was as follows (in thousands of dollars):

	2001	2000
Interest Income Fund	$18,627	$17,525
Total Stock Market Fund	(39,925)	(47,009)
Total International Fund	(6,429)	(5,456)
Conservative Growth Fund	(4,852)	(3,942)
Moderate Growth Fund	(5,307)	(5,816)
Growth Fund	(8,709)	(15,733)
Franklin Mid-Small Cap Growth Fund 1-Class A	(4,288)	255
Fidelity Growth Company Fund	(7,706)	(676)
Janus Overseas Fund	(2,001)	(27)
Philip Morris Stock Fund	(170)	-
Kraft Foods Stock Fund	(68)	-
Nabisco Group Holdings Common Stock Fund	-	65,376
Nabisco Common Stock Fund	-	22,081
RJR Common Stock Fund	-	(179)
Total	$(60,828)	$26,399

Investments that represented five percent or more of Trust net assets at December 30, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Interest Income Fund: bond investment funds	$ 75,056	$ 58,628
Total Stock Market Fund: equity investment funds	317,352	389,234
Conservative Growth Fund: equity investment funds	156,220	228,391
Moderate Growth Fund: equity investment funds	70,002	67,548
Growth Fund: equity investment funds	95,258	82,766

8. Net Transfers to (from) the Plan (in thousands of dollars):

During 2001, net assets in the amount of $18,107 were transferred to the Plan primarily as a result of the merger into the Plan, effective January 1, 2001, of portions of the Nabisco Retirement Savings Plan and the Nabisco Retirement Plan covering salaried employees, and employees transferring between affiliated plans, net of divestitures.

During 2000, net assets in the amount of $210 were transferred from the Plan as a result of divestitures and employees transferring between affiliated plans.

9. Transactions with Parties in Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

10. Tax Status:

On January 25, 2002, Kraft Foods filed a request with the Internal Revenue Service for a determination that the Plan, as created and in effect as of June 14, 1999 and as amended and in effect as of December 31, 2000, qualifies under Section 401(a) of the Code and that the related Trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Fiduciaries believe that the Plan is designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions and pre-tax contributions made on their behalf by Kraft Foods, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Plan Accounts until withdrawn or distributed.

11. Plan Termination:

Kraft Foods may, by action of the Committee and subject to the applicable provisions of ERISA and the Code, amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Matching Contributions Account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Nabisco Employee Benefits Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NABISCO, INC. CAPITAL INVESTMENT PLAN

By ______________________

Jill Youman
Vice President, Human Resources, Benefits
Kraft Foods North America, Inc.

Date: June 21, 2002

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-71268) of Philip Morris Companies Inc. and in the Registration Statement on Form S-8 (File No. 333-71266) of Kraft Foods Inc. of our report dated June 21, 2002 relating to the financial statements of the Nabisco, Inc. Capital Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Chicago, Illinois
June 21, 2002